Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”) Suite 2300 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

February 16, 2010

Item 3.	News Release

On February 16, 2010, NovaGold issued a press release relating to the material change described below.

Item 4.	Summary of Material Change

NovaGold announced that it had entered into a memorandum of understanding to settle outstanding securities class action lawsuits in both the United States and Canada.

Item 5.	5.1 - Full Description of Material Change

On February 16, 2010 NovaGold announced that it had entered into a memorandum of understanding to settle outstanding securities class action lawsuits in both the United States and Canada., in which NovaGold and certain of its directors and officers were named as defendants.

On December 22, 2008 a consolidated class action lawsuit was filed in the United States District Court for the Southern District of New York consolidating similar complaints of violations of U.S. securities laws. On October 14, 2009, a similar notice of action was filed in the Ontario Superior Court of Justice in Canada and on October 28, 2009, the same parties were named as defendants in a class action law suit in the Supreme Court of British Columbia. All three actions alleged misrepresentations, misstatements and omissions in various public statements and filings concerning NovaGold’s Galore Creek Property.

The settlement will be covered by NovaGold’s insurance, and the Company does not anticipate having to pay out any of its cash under the terms of the settlement. The memorandum of understanding is subject to agreement on formal documentation and both U.S. and Canadian court approval after public notice.

5.2 – Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald Telephone: (604) 669-6227 Fax: (604) 669-6272

Item 9.	Date of Report

March 3, 2010